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OMD APPROVAL

OMD Number: 3235-0145
Expires:  August 31, 1999
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
LXR Biotechnology Inc.
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(Name of Issuer)
Common Stock
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(Title of Class Securities)
502468101
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(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
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(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
March 25, 1999
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D/A

CUSIP NO. 502468101      PAGE  2  OF  4  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Grace Brothers, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       6,205,034 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          6,205,034 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
6,205,034 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES(See Instructions)/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.7%

14 TYPE OF REPORTING PERSON*
BD,PN

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Page  3  of  4  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by LXR Biotechnolgy Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1401 Marina Way South, Richmond, California 94804.

Item 2.  Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"). The foregoing persons are hereafter referred to as the "Filers". Bradford
T. Whitmore ("Whitmore") and Spurgeon Corporation
("Spurgeon") are the general partners of Grace.

(b) The business address of Grace and Whitmore is 1560
Sherman Avenue, Suite 900, Evanston, Illinois 60201. The business address of Spurgeon is 290 South County Farm Road,
Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Grace is to purchase, sell, invest and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace. The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace is an Illinois limited partnership and Spurgeon is an Illinois Corporation. Whitmore is a citizen of the United
States.

Item 3. Source and Amount of Funds

The net investment cost of Common Stock purchased by Grace was $1,000,000.00.

The Common Stock beneficially owned by Grace was purchased with working capital and partnership funds.

Item 4.Purpose of Transaction


On March 25, 1999, Grace purchased 1,000,000 shares of
Common Stock from LXR Biotechnology Inc. for a total consideration of $1,000,000.00. In addition it received a commission with respect to the purchase in the amount of $60,000.00, which consideration was paid for in the form of 60,000 shares of additional Common Stock.

Except as set forth in this Item 4, Grace does not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule
13D/A under the Act.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Grace owns 6,205,034 shares of Common Stock, representing approximately 21.7% of the outstanding shares of Common Stock.

(b) Grace has the sole power to vote and dispose of the Common Stock.

(c) Not applicable.

(d) No person other than Grace is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common
Stock.

(e) Not applicable.

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Page   4   of  4  Pages

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.

NONE

SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 1999

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
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       Bradford T. Whitmore
       General Partner